UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Lifecore Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,938,615*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,938,615*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,938,615*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,854,347 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

2

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		495,720*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

495,720*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

495,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

* Includes 176,434 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

3

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,434,335*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,434,335*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,434,335*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,030,781 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

4

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,462,404*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,462,404*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462,404*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IA, OO

* Includes 2,030,781 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

5

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,462,604*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,462,604*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,030,781 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

6

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,462,604*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,462,604*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,030,781 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

7

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,462,604*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,462,604*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,030,781 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

8

CUSIP No. 514766104

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,084,268 Shares owned directly by Legion Partners I is approximately $33,506,562, including brokerage commissions. The aggregate purchase price of the 319,286 Shares owned directly by Legion Partners II is approximately $2,348,906, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,082, including brokerage commissions.

As detailed in Item 4 of Amendment No. 6, which information is incorporated herein by reference, the Series A Preferred Stock (as defined therein) purchased by Legion Partners I and Legion Partners II are converted into Shares at any time by Legion Partners I and Legion Partners II, which Shares are treated as beneficially owned for purposes of this Schedule 13D. The shares of Series A Preferred Stock purchased by each of Legion Partners I and Legion Partners II were purchased directly from the Issuer with working capital pursuant to the terms of the Purchase Agreement (as defined therein). The aggregate purchase price of the 11,414 shares of Series A Preferred Stock owned directly by Legion Partners I is approximately $11,414,000. Approximately 1,566 Shares of Series A Preferred Stock owned directly by Legion Partners I were received as dividends. The aggregate purchase price of the 1,086 shares of Series A Preferred Stock owned directly by Legion Partners II is approximately $1,086,000. Approximately 149 Shares of Series A Preferred Stock owned directly by Legion Partners II were received as dividends.

In connection with the appointment of Christopher S. Kiper to the Board of Directors of the Issuer (the “Board”), as further described in Item 4 to Amendment No. 6, Mr. Kiper has been awarded certain restricted stock units (“RSUs”) in connection with his service as a director of the Issuer, including (i) 5,906 RSUs awarded on January 9, 2023 which vested on the first anniversary of the grant date and were automatically settled in shares of common stock and (ii) 3,981 RSUs awarded on February 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in shares of common stock, (iii) 18,182 RSUs awarded on June 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in shares of common stock and (iv) 30,000 RSUs awarded on July 8, 2024 that vest on the earlier of the first anniversary of the grant date or the date of the Issuer’s 2025 Annual Meeting of Stockholders (provided such date is no less than 50 weeks from grant date).

Because Mr. Kiper serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. Kiper, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. Kiper by the Issuer in respect of Mr. Kiper’s Board position, for no consideration.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 3, 2024 (the “Closing Date”), Legion Partners I and Legion Partners II (collectively, the “Legion Investors”) entered into a stock purchase agreement (the “October 2024 Purchase Agreement”) with the Issuer and certain other unaffiliated investors (collectively, the “Purchasers”), pursuant to which the Issuer sold in the aggregate to the Legion Investors 1,463,414 Shares, at a purchase price of $4.10 per Share (the “Purchase Price”), for an aggregate purchase price of $5,999,997.40.

9

CUSIP No. 514766104

Pursuant to the October 2024 Purchase Agreement, the Issuer has agreed to prepare and file a resale registration statement, to register the resale of the Shares purchased by the Purchasers, with the SEC no later than the 30th calendar day following the Closing Date and to use its reasonable efforts to cause such resale registration statement to become effective by the 60th calendar day following the Closing Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Closing Date). The October 2024 Purchase Agreement also provides that the Issuer must make certain payments as liquidated damages to the Purchasers if the Issuer fails to timely cause the resale registration statement to become effective or if the resale registration statement should become unavailable for the resale of such Shares, subject to certain exceptions. The Issuer has also granted the Purchasers certain piggyback registration rights and agreed, among other things, to indemnify such parties under any registration statement filed that includes such Shares from certain losses, claims, damages and liabilities.

The foregoing description of the October 2024 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the October 2024 Purchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)–(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 30,898,255 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2024, as set forth in Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 4, 2024, (ii) 5,928,775 Shares issued pursuant to the October 2024 Purchase Agreement on the Closing Date, and (iii) the Shares underlying the Series A Preferred Stock that can be converted by the Reporting Persons, as applicable.

A.	Legion Partners I
(a)	As of the date hereof, Legion Partners I beneficially owned 5,938,615 Shares, including 1,854,347 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Approximately 15.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,938,615
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,938,615

B.	Legion Partners II
(a)	As of the date hereof, Legion Partners II beneficially owned 495,720 Shares, including 176,434 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Approximately 1.3%

10

CUSIP No. 514766104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 495,720
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 495,720

C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 5,938,615 Shares beneficially owned by Legion Partners I and (ii) 495,720 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,434,335
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,434,335

D.	Legion Partners Asset Management
(a)	As of the date hereof, Legion Partners Asset Management may be deemed to beneficially own the 28,069 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer, as further explained in Item 3. As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may also be deemed the beneficial owner of the (i) 5,938,615 Shares beneficially owned by Legion Partners I and (ii) 495,720 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,462,404
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,462,404

E.	Legion Partners Holdings
(a)	As of the date hereof, Legion Partners Holdings directly beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 5,938,615 Shares beneficially owned by Legion Partners I, (ii) 495,720 Shares beneficially owned by Legion Partners II and (iii) 28,069 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,462,604
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,462,604

11

CUSIP No. 514766104

F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 5,938,615 Shares beneficially owned by Legion Partners I, (ii) 495,720 Shares beneficially owned by Legion Partners II, (iii) 200 Shares beneficially owned by Legion Partners Holdings and (iv) 28,069 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,462,604
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,462,604

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	Other than in connection with the October 2024 Purchase Agreement as disclosed in Item 4, none of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days. Pursuant to the October 2024 Purchase Agreement, Legion Partners I purchased 1,311,312 Shares and Legion Partners II purchased 152,102, respectively, at a purchase price of $4.10 per Share.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the October 2024 Purchase Agreement set forth in Item 4 above is incorporated herein by reference. A copy of the October 2024 Purchase Agreement is attached hereto as Exhibit 99.1.

Item 7.	Material to be Filed as Exhibit.

Item 7 is hereby amended to add the following exhibit:

99.1	Securities Purchase Agreement, dated as of October 3, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on October 4, 2024).

12

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

13

CUSIP No. 514766104

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

14